Exhibit 99

                    CAUTIONARY STATEMENT

The Company, or persons acting on behalf of the Company, or outside reviewers retained by the Company, or underwriters, from time to time, may make, in writing or orally, "forward-looking statements" within the meaning of
Section 27A of the Securities Act of 1933, as amended. When used in conjunction with an identified forward-looking statement, this Cautionary Statement is for the purpose of qualifying for the "safe harbor" provisions of such sections and is intended to be readily available written document that contains factors which could cause results to differ materially from such forward-looking statements. These factors are in addition to any other cautionary statements, written or oral, which may be made or referred to in connection with any such forward-looking statement.

The following matters, among others, may have a material adverse effect on the business, financial condition, liquidity, results of operations or prospects, financial or otherwise, of the Company. Reference to this Cautionary Statement in the contest of a forward-looking statement or statements shall be deemed to be a statement that any or more of the following factors may cause actual results to differ materially from those in such forward-looking statement or statements:

Doubt as to the Company's ability as a Going Concern. The Company had suffered losses prior to 1996. On January 4, 1995, MAINTECH Resources, Inc. was merged with a wholly-owned subsidiary of the Company. MAINTECH Resources, Inc. incurred a substantial loss in 1994, and, on a post-merger basis, the Company had negative working capital and its liabilities exceeded its assets. As of December 31, 1996, the Company had negative working capital but assets exceeded liabilities by a moderate amount and the Company was delinquent in making principal payments on its convertible subordinated debentures. These aforementioned conditions raise doubt about the Company's ability to continue as a going concern.
Management believes that the Company will continue as a going concern and that the Company is currently operating on a profitable basis.
The working capital deficit declined from approximately $2 million as of December 31, 1994, to approximately $1 million as of December 31, 1995, to $400,000 as of December 31, 1996 and as of March 31, 1997 the Company had positive working capital of approximately $436,000. Although management believes sales of the VCC product will continue to increase and will provide additional operating capital to satisfy the Company's ongoing requirements, there can be no assurance that either sufficient sales increases will occur or that, if sales are insufficient, the Company will be able to raise additional capital. If the Company is not successful in one or both of these areas, the affect on the business would be material and adverse.

The Company's 11% Subordinated Convertible Debentures (the "Debentures") are in payment default. The Debentures matured on June 30, 1996 and have been paid in full. An event of Default may be waived but only if all of the debentureholders consent. The Company has not received, nor sought, a waiver of the Payment Event of Default. As a result the Company remains in default on the Debentures which through negotiation, conversion and pro-rata payments have been reduced from $261,750 to $101,172 in principal.

Liquidity and Capital Resources. As of March 31, 1997, the Company had positive working capital of approximately $436,000. The Company has recently been and intends to continue to meet its cash requirements by structuring the Debentures for delayed payment and operating the Company at a profit.
While there can be no assurance the Company will be successful with any of its plans, the Company expects its working capital position to continue to improve during 1997.

Reliance Upon Key Personnel. The Company will be relying heavily upon the abilities of key personnel, in particular, two technicians, Jeff Jensen and Norm Freedman, and division head Bob Donaldson, to further develop the VCC.
If any of these employees should cease to be employed by the Company or for any reason be unable to continue in their respective capacities as employees of the Company, the Company would be required to hire a comparable employee.
There can be no assurance that it would be able to do so quickly and at an affordable compensation rate. While these three employees have incentive options and are bound by a confidentiality requirement, the Company does not have "key man" insurance for them and cannot guarantee their continued employment.

Competitive Conditions. The Company's industry is characterized by rapidly evolving technology and intense competition. The Company is aware of several other competitors. These competitors have substantially greater resources and experience in research and development and marketing than the Company and may therefore represent significant competition for the Company. However, unlike the Company, no competitor produces a complete enterprise computing system, but rather components that could be combined to form such a system. The Company's management believes that the Company's ability to produce an integrated whole gives the Company a competitive advantage. Nevertheless, there can be no assurance that the Company's competitors will not succeed in developing or marketing technologies and products that are more effective than those developed or marketed by the Company or that would render the Company's technology and products obsolete or noncompetitive.

New Product with Uncertain Demand. The concept of an external monitor and control system for compute hardware is relatively new, and the demand for the product is not yet fully known. It is difficult to project the overall size of the future market for such a product. The Company estimates the market size for internal systems to be several billion dollars per year. The Company believes the market for an external system could be much larger based upon the fact that external control systems also soon could be used to solve networking problems associated with linking computers containing different processors together, a process commonly called enterprise computing. Based on recent feedback from the Company's current and potential customers, management believes the demand for the VCC is large. However, to date, the Company has sold only five customers (General Electric Capital Corporation, Burlington Northern Santa Fe, Storage Technology Corporation, Ferntree Computer Corporation and another unnamed company); and there is no certainty that additional customers will purchase the Company's products.

Product Under Development. The Company currently is developing a software product which monitors networking and communication devices used by mainframes. Although preliminary tests indicate that this product will perform as intended and can be integrated with the VCC, there can be no assurance that it will do so or, even if it does, that the Company will be able to establish a market for such a product.

Future Capital Requirements; No Assurance Future Capital Will Be Available. The proceeds of the Company's recent equity offerings are expected to fund the Company's operations through June 1997. The Company may require additional funds to continue the marketing of its product and meet its working capital requirements. In order to meet its needs, the Company may be required to raise additional funding through public or private financings, including equity financings. Any additional equity financings may be dilutive to the shareholders of the Company, and debt financing, if available, may involve restrictive covenants. Adequate funds for the Company's operations, whether from financial markets or from other sources, may not be available when needed on terms attractive to the Company, or at all. Whether the Company would be able to secure such financing and, if so, whether such financing would be available at reasonable rates and terms is uncertain. Failure to secure such additional financing could adversely affect the Company.

Intellectual Property Rights. The Company holds no patents. However, applications have been completed, and the Company believes the VCC will be protected by patents that are currently under review by the U.S.
Patent and Trademark Office. Another patent was filed by Circle Corporation, a Japanese corporation, on December 28, 1993 and the Company licenses a portion of the product from Circle Corporation. The license agreement provides the Company with exclusive distribution rights outside of Japan.

Dependence on Diversification of Product Offerings. The Company currently has a limited number of product offerings, and existing customers of the Company's products are not required to purchase additional products but each of them pays certain license fees to the Company. Accordingly, a significant portion of the Company's revenues are generated from non-recurring revenue sources, and the success of the Company is dependent, in part, on its ability to develop sustained demand for its current products and to develop and sell additional products. There can be no assurance that the Company will be successful in developing and maintaining such demand or in developing and selling additional products.


Fluctuations in Operating Results. The Company's future operating results may vary substantially from quarter to quarter. At its current stage of operations, the Company's quarterly revenues and results of operations may be materially affected by the timing of the development and market acceptance of the Company's products. Generally, operating expenses will be higher during periods in which product development costs are incurred and marketing efforts are commenced. Due to these and other factors, including the general economy, stock market conditions and announcements by the Company or its competitors, the market price of the Company's securities may be highly volatile.

	Lack of Product Liability Insurance. The Company may face a risk of exposure to product liability claims in the event that use of its products is alleged to have resulted in damage to its customers. The Company does not currently carry product liability insurance. There can be no assurance that such assurance that such insurance, even if obtained, would adequately covers any product liability claim. A product liability or other claim with respect to uninsured liabilities or in excess of insured liabilities or in excess of insured liabilities could have a material adverse effect on the business and prospects of the Company.